

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2025

Joshua Kobza
Chief Financial Officer
Restaurant Brands International Limited Partnership
130 King Street West, Suite 300
Toronto, Ontario M5X1E1
Canada

> **Re: Restaurant Brands International Limited Partnership**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **Filed February 21, 2025**
> **File No. 001-36787**

Dear Joshua Kobza:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services